ALLIED GOLD LIMITED

7 January 2008

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

APPOINTMENT OF CHIEF EXECUTIVE OFFICER AND RESIGNATION OF A DIRECTOR

The Board of Allied Gold Limited is pleased to advise that Mr Richard Johnson has been appointed as Chief Executive Officer of the Company.

Mr Johnson graduated in Mining Engineering from Imperial College of Science and Technology, Royal School of Mines in 1972. He also received a postgraduate GDE in Mining from Wits University. Richard is a Fellow of the AusIMM.

Mr Johnson held various production management positions in Johannesburg Consolidated Investment Co Ltd (JCI) at its gold and platinum mines between 1973 and 1979. Whilst with JCI, Richard also worked in the group's Finance Division responsible for financial modelling and valuation of new capital projects.

From 1980 to 1989, Mr Johnson was an executive director of Golden Dumps Pty Ltd that managed several listed gold mines in South Africa, including South Roodepoort Main Reef Areas Ltd and Consolidated Modderfontein Mines Ltd.

Mr Johnson then established himself as an independent mineral industry consultant in Brisbane, Queensland servicing listed Australian companies with assets both in Australia and internationally.

Mr Johnson joined DRDGold Ltd at the beginning of 2002 with a specific brief to look at growth projects. This led to being responsible for growth in the Australasian region and also the management of Tolukuma Gold Mine in Papua New Guinea on a full time basis. Following this he was appointed as DRDGold Divisional Director Australasia and a Director of Emperor Mines Ltd. He was closely associated with the successful reversal of DRDGold's PNG assets into Emperor to create a mid-tier Australian growth vehicle in the gold sector.

The Board of Allied Gold Limited believes Mr Johnson's long association with mining projects in Papua New Guinea and his knowledge of the Simberi project, having reviewed it in his prior positions, will bring considerable value to the Company. Furthermore, Mr Johnson is well regarded in PNG mining circles and has formed excellent relationships with government and the broader community including landowner groups.

Mr Johnson will initially work closely with the current Executive Chairman, Mr Mark Caruso to ensure a smooth transition, following which it is expected that Mr Caruso will assume the position as Non-Executive Chairman of the Company.

The Board of Allied welcomes Mr Johnson to the Company and looks forward to his contribution to the next phase of the Companies growth and development into a significant gold producer.

The Board also advises of the resignation of Mr Grant Brock as a Director and Chief Operating Officer of the Company. The Board would like to thank Mr Brock for his efforts and contribution to the development of the Simberi Oxide Gold Project and wish him well in his future endeavours

Yours faithfully



Peter Torre
Company Secretary

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ACN 104 855 067
Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au